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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                       REDHOOK ALE BREWERY, INCORPORATED
                   -----------------------------------------
                               (Name of Issuer)


                                  COMMON STOCK
                   -----------------------------------------
                        (Title of Class of Securities)

                                  757473 10 3
                   -----------------------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 5 pages

CUSIP NO.    757473 10 3                  13G          PAGE  2   OF    5  PAGES
         ---------------------                              -----    -----

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Paul S. Shipman
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------

                        5      SOLE VOTING POWER
  NUMBER OF                    485,300
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     13,300
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   485,300
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               13,300
                       --------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          498,600
          ---------------------------------------------------------------------

  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.4%
          ---------------------------------------------------------------------

  12      TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------

                                  SCHEDULE 13G

Item 1(a).      Name of Issuer:

                REDHOOK ALE BREWERY, INCORPORATED

Item 1(b).      Address of Issuer's Principal Executive Offices:

                3400 PHINNEY AVENUE NORTH, SEATTLE, WA 98103

Item 2(a).      Name of Person Filing:

                PAUL S. SHIPMAN

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                3400 PHINNEY AVENUE NORTH, SEATTLE, WA 98103

Item 2(c).      Citizenship:

                U.S.A.

Item 2(d).      Title of Class of Securities:

                COMMON STOCK

Item 2(e).      CUSIP Number:

                757473 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                NOT APPLICABLE.

Item 4.         Ownership.

        If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a)     Amount beneficially owned:

                498,600*

        (b)     Percent of class:  6.4%

        (c)     Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:  485,300*

                 (ii)   Shared power to vote or to direct the vote:  13,300

                (iii)   Sole power to dispose or direct the disposition of:
                        485,300*

                 (iv)   Shared power to dispose or to direct the
                        disposition of:  13,300

        *Includes 65,000 shares subject to an option exercisable within 60 days of December 31, 1996.

Item 5.         Ownership of Five Percent or Less of a Class.

                NOT APPLICABLE.

Item 6.         Ownership of More than Five Percent on Behalf of Another
                Person.

                NOT APPLICABLE.

Item 7.         Identification and Classification of the Subsidiary Which
                Acquired the Security Being Reported on by the Parent Holding
                Company.

                NOT APPLICABLE.

Item 8.         Identification and Classification of Members of the Group.

                NOT APPLICABLE.

Item 9.         Notice of Dissolution of Group.

                NOT APPLICABLE.

Item 10.        Certification.

                        By signing below I certify that, to the best of my
                knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 7, 1997



                                        /s/ PAUL S. SHIPMAN
                                        ----------------------------------
                                        Paul S. Shipman






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